

December 23, 2014

Via E-mail
Mr. Jon Snodgres
Chief Financial Officer
Repligen Corporation
41 Seyon Street, Building 1, Suite 100
Waltham, MA 82453

> **Re: Repligen Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-14656**

Dear Mr. Snodgres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Products for the Manufacturing of Biologic Drugs, page 2

1. We note that your Strategic Supplier Alliance Agreement with GE Healthcare appears to be a material agreement as it has been filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please expand your disclosure regarding the agreement to provide the material terms, including the parties' rights and obligations, the duration of the agreement, termination provisions, and any payment provisions.

Research and Development, page 4

2. Please expand your disclosure for your HDAC Agreement with BioMarin to describe the material terms of the agreement, including the parties' rights and obligations, the duration of the agreement, termination provisions and royalty rates. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

3. Please expand your disclosure for your SMA Agreement with Pfizer to describe the termination provisions of the agreement. With regard to the duration of the agreement, we note that the royalty term of the agreement is based on the later of (a)

expiration of the licensed patents or (b) a predetermined time after the first commercial sale of the first product in a country. Please revise the duration disclosure to provide the expiration date of the last to expire patent and the "predetermined time" referenced in your disclosure.

Significant Customers and Geographic Reporting, page 5

4. Please revise your disclosure in this section to identify the customer which accounted for 35% of your revenues for the fiscal year ended December 31, 2013. Also, please identify customers A, B and C in the section entitled "Concentrations of Credit Risk and Significant Customers" on page 67.

Patent, Licenses and Proprietary Rights, page 6

5. Please expand your disclosure for your material patents and patent applications to include the following information:

- the type of patent protection such as composition of matter, use or process for your U.S. Patent No. 7,691,608 B2;
- the jurisdiction where your OPUS pre-packed column patent application is pending and the expected expiration date if the patent is issued;
- the expiration dates of U.S. Patent Nos. 7,888,366 and 7,985,755; and
- the jurisdiction where your histone deacetylase inhibitors patent application is pending and the expected expiration date if the patent is issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director